Exhibit 99.3

IMMUTEP S.A.S.

FINANCIAL STATEMENTS

For the Period Ended December 12, 2014

INDEX

DECEMBER 12, 2014 AND DECEMBER 31, 2013

Independent Auditor’s Report

To the Directors and Shareholders of

Immutep S.A.S.

We have audited the accompanying financial statements of Immutep S.A.S., which comprise the statements of operations and comprehensive loss, changes in equity and cash flows for the period from January 1, 2014 to December 12, 2014 and for the year ended December 31, 2013.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 2014 to December 12, 2014 and for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Sydney, Australia

May 27, 2016

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Period ended	Year ended
	12 December 2014	31 December 2013
	€	€
Operating expenses
Research & development and intellectual property expenses	(669,959)	(820,255)
Corporate administrative expenses	(210,158)	(173,133)
Depreciation and amortisation expense	(2,721)	(114)
Loss from operations	(882,838)	(993,502)
Interest income	5,189	10,665
Other income	524,000	621,082

Loss before income taxes	(353,649)	(361,755)

Income tax (expense)/benefit	—	—

Loss after income tax expense	(353,649)	(361,755)

Net loss	(353,649)	(361,755)

Total comprehensive loss for the year	(353,649)	(361,755)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

	Issued Capital	Reserves	Retained earnings	Total equity
	€	€	€	€
Balance at 1 January 2013	7,180,733	10,500	(6,373,360)	817,873
Other comprehensive loss, net of tax	—	—	—	—
Loss after income tax expense	—	—	(361,755)	(361,755)

Total comprehensive loss	—	—	(361,755)	(361,755)

Balance at 31 December 2013	7,180,733	10,500	(6,735,115)	456,118

Other comprehensive loss, net of tax	—	—	—	—
Loss after income tax expense	—	—	(353,649)	(353,649)

Total comprehensive loss	—	—	(353,649)	(353,649)

Balance at 12 December 2014	7,180,733	10,500	(7,088,764)	102,469

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

	Years ended
	12 December 2014	31 December 2013
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(353,649)	(361,755)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	2,721	114
Changes in assets and liabilities
Current receivables	27,435	217,106
Other current assets	(176)	(202)
Trade and other payables	(98,110)	(130,681)

Net cash used in operating activities	(421,779)	(275,418)

Purchase of plant and equipment	(3,898)	(807)

Net cash used in investing activities	(3,898)	(807)

Repayment of borrowings	(150,000)	—

Net cash used in financing activities	(150,000)	—

Net decrease in cash and cash equivalents	(575,677)	(276,225)
Cash and cash equivalents at the beginning of the period	939,540	1,215,765

Cash and cash equivalents at the end of the period	363,863	939,540

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Operations

Immutep S.A.S (the “Company”) is primarily engaged in the research, development and commercialisation of medical biotechnology. The Company’s core technologies are based on the LAG-3 immune control mechanism. The Company’s lead product, IMP321 is in clinical development for the treatment of a range of cancer indications.

The Company has experienced losses since the inception and had an accumulated deficit of €6.7 million as of December 31, 2013 and €7.1 million as of December 12, 2014, respectively. For the forseeable future, management expects the Company to continue to incur losses and negative cash flows, which will increase significantly from historical levels as the Company expands its development activities, seeks regulatory approvals for its lead product candidcates and begins to commercialise any approved products. To date, the Company has been funded primarily through sales of capital shares. The Company will require funding from its parent company in order to fund its operations and has received a letter of support providing for funding for at least the next 12 months from the date of signing the financial statements.

The financial statements have been prepared as at the date in which Prima BioMed Limited, an Australian Listed Biotechnology Company, acquired 100% of the outstanding shares in the Company. The balance sheet has been excluded due to the fact that the acquirer’s balance sheet already does includes the Company’s consolidated financial information.

Earnings Per Share information and Segment Reporting has not been disclosed as the company is not a publically traded company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There were no significant estimates as at period end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company’s material financial instruments include cash, accounts receivable, and accrued expenses and are considered to be representative of their respective fair values due to the short-term nature of those instruments.

Current Receivables

Other income receivable is recorded at the invoiced amount. Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the company will not beable to collect all amounts due.

NOTES TO THE FINANCIAL STATEMENTS

Plant and Equipment

Plant and equipment are recorded at acquisition cost, net of accumulated depreciation and impairment. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of assets is 3 to 5 years. Upon retirement or sale of an asset, its cost and related accumulated depreciation or accumulated amortization are removed from the plant accounts and any gain or loss is included in the results of operations. Maintenance and repairs are expensed as incurred.

Asset Impairment

The Company reviews its tangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to the generated by the asset. If the carrying amount of the assets exceeds its estimated future cash flows, an impairment charge will be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments of long-lived assets for the period ended December 12, 2014 or during fiscal year 2013.

Borrowings

As at the period ended December 12, 2014 and as at the year ended December 31, 2013, the Company had borrowings advanced from France’s innovation agency, ANVAR, in the amount of €450k and €600k respectively. These amounts could be called by ANVAR and payable on demand. €150k of the borrowing was repaid in the period ended December 12, 2014. The Company did not incur any interest during the period ended December 12, 2014 and for the year ended December 31, 2013.

Other Income

(i)	Grant Income

The Company receives Grants from Crédit d’Impôt Recherche, the Federal French Research Tax Credit scheme, which are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Operations and Comprehensive Loss as other income.

(ii)	Research collaboration income

The Company receives income from undertaking research collaborations which are recognized when the services have been provided.

(iii)	Research material sales

The Company receives income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies. Income is recognized at the point at which the ownership of material is transferred to third parties.

Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that discounts estimated future cash flows to the financial asset’s carrying amount.

Research and Development Expenses

Research and development costs are expensed as incurred and consist primarily of (i) payroll and related expense for all employees engaged in scientific research and development functions, including wages and related benefits, (ii) fees for regulatory, professional and other consultants and (iii) development costs, including costs of drug discovery, safety, and proof-of-concept and pivotal safety and efficacy studies, development of biological materials and service providers.

NOTES TO THE FINANCIAL STATEMENTS

General and Administrative Expenses

General and administrative expense consists primarily of non-research and development-related payroll and related expense for employees, consultants and directors, including wages and related benefits. General and administrative expenses also includes professional and consulting fees for legal, accounting, tax services and other general business services, as well as other expenses such as travel, rent and facilities costs.

Income Taxes

The Company applies ASC Topic 740, Income Taxes, which establishes financial accounting and reporting requirements for the effects of income taxes that result from the Company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities on their respective tax bases, and operating losses and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the jurisdictions and years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

When the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that the Company determines is more likely than not to be realized.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).” ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, but not before interim and annual reporting periods beginning after December 15, 2016. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. The Company is currently evaluating the requirements of these standards and has not yet determined the impact on the Cmpany’s financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern,” which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and to provide related footnote disclosures. This guidance is intended to reduce the diversity in the timing and content of footnote disclosures. This guidance will be effective for annual reporting periods beginning after December 15, 2016. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial condition, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which requires that lease assets and liabilities be recognized on the balance sheet, and that key information about leasing arrangements be disclosed. The Company is currently evaluating the impact of this guidance on its consolidated financial position, results of operations and cash flows. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

NOTES TO THE FINANCIAL STATEMENTS

3. INCOME TAX EXPENSES

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reporting amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in valuation allowance. In all periods presented, all revenue was earned in France.

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	Period ended	Year ended
	December 12, 2014	December 31, 2013
	€	€
Statutory income tax rate in France for Intellectual Property (15%)	(53,047)	(54,263)
Non-assessable income	(34,208)	(32,419)
Changes in deferred tax asset valuation allowance	87,255	86,682

Effective income tax rate	—	—

Net deferred tax assets as of December 12, 2014 and December 31, 2013 consisted of the following:

	Period ended	Year ended
	December 12, 2014	December 31, 2013
	€	€
Tax loss carry forwards	(1,451,120)	(1,364,240)

Total deferred tax assets	(1,451,120)	(1,364,240)

Valuation allowance	1,451,120	1,364,240

Net deferred tax assets	—	—

As of December 12, 2014 and December 31, 2013, the Company had total deferred tax assets of €1.45 million and €1.36 million, respectively. Management has evaluated the factors bearing upon the reliabilities of its deferred tax assets, which solely consist of tax loss carry forwards for French income tax purposes of €1.45 million and €1.36 million, respectively. Management concluded that due to uncertainty of realisng any tax benefits as of December 12, 2014 and December 31, 2013, a full valuation allowance was necessary to offset its net deferred tax assets, due to the Company’s lack of taxable income prospects for the foreseeable future.

Utilised of tax loss carry forwards is subject to potential limitation as a consequence of the French loss recoupment rules and future ownership changes, future capital raising or ongoing changes in the Company’s business. Under the current French tax rules, tax losses can be carried forward indefinitely.

When the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that the Company determines is more likely than not to be realized.

4. WARRANTS

The Company did not grant any warrants during the period ended December 12, 2014 or for the year ended December 31, 2013. The Company had 30,312 warrants with contractual life between 5 and 9 years with an exercise price of €28.57 per share which were outstanding at December 12, 2014.

NOTES TO THE FINANCIAL STATEMENTS

5. ORDINARY SHARES

There were 318,354 ordinary shares outstanding as at December 12, 2014 and December 31, 2013.

Voting Rights

Each holder is entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders, including the election of directors.

Dividends

The holders of the Company’s outstanding ordinary shares are entitled to receive dividends, if any, as may be declared by the Company’s board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all the Company’s debts and other liabilities.

6. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at December 12, 2014 and December 31, 2013.

7. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at December 12, 2014 and December 31, 2013.

8. RELATED PARTY TRANSACTIONS

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date. There were also no transactions with related parties during the reporting periods.

9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 27, 2016, which is the date the financial statements were available to be issued.

In January 2015 and July 2015, the final repayment was made to ANVAR on borrowings outstanding in the amount of €450K.

On December 12, 2014 Prima BioMed Limited, an Australian Listed Biotechnology Company acquired 100% of the outstanding shares in Immutep S.A.S. for A$26.3 million and consequently all previous shares and warrants holding interest ceased as of that date.

Apart from the above, no other matter or circumstance has arisen since December 12, 2014 that has significantly affected, or may significantly affect the entity’s operations, the results of those operations or the entity’s state of affairs in future financial years.